Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

December 22, 2022

VIA EDGAR

Ms. Valerie Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Registrant”)

File No. 811-04014

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 65 (“PEA 65”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 66 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on October 31, 2022, with respect to each series of the Registrant (each, a “Fund” and collectively, the “Funds”).

In connection with this response letter, and on or around December 30, 2022, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 65 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 8, 2022 to PEA 65, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 65.

1.	Staff Comment: Please revise the sentence immediately prior to each Fund’s Fees and Expenses table to include the following language:

“This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.”

Registrant’s Response: Comment complied with.

2.

Staff Comment: Certain Funds have a “Fee Waivers and/or Expense Reimbursements and Recoupment” line item in their Fees and Expenses table, but the corresponding amount is listed as “NA” for each share class. Please clarify. To the extent information related to the expense limitation information remains in the Fees and Expenses table, please revise the related footnote to the table to include that the expense limitation agreement cannot be modified or terminated prior to the expiration of its term without the approval of the Registrant’s Board of Directors.

U.S. Securities and Exchange Commission

Division of Investment Management

December 22, 2022

Registrant’s Response: Registrant has removed the “Fee Waivers and/or Expense Reimbursements and Recoupment” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and Recoupment” line items from the Fees and Expenses table for each Fund, except for the Fees and Expenses table for the Meridian Hedged Equity Fund in the prospectus covering the Class A, Class C, and Investor Class shares of the Fund. The Adviser is currently waiving a portion of the investment advisory and/or administration fees and/or reimbursing other expenses of Class C of the Meridian Hedged Equity Fund, and accordingly, such line items remain included.

Additionally, the footnotes to the Funds’ Fees and Expenses tables describing the applicable fee waivers and expense reimbursements have been revised to state that the expense limitations may not be amended or withdrawn until one year after the date of the prospectus without the consent of the Board of Directors.

3.

Staff Comment: The “Sector Concentration Risk” in the Meridian Growth Fund’s Principal Investment Risks section includes a discussion of the risks associated with investments in the healthcare sector. Consider moving this disclosure to be a separate standalone principal risk of the Fund.

Registrant’s Response: Comment complied with. The discussion of risks associated with investments in the healthcare sector has been moved to a separate standalone principal risk of the Fund. Similar changes have also been made to the Meridian Small Cap Growth Fund’s Principal Investment Risks.

4.

Staff Comment: The Meridian Growth Fund’s Principal Investment Strategies section states that the Fund may invest up to 25% of its total assets in securities of foreign companies. To the extent applicable, consider adding an emerging markets risk to the Fund’s Principal Investment Risks.

Registrant’s Response: Based on information provided by the Fund’s investment adviser, investments in emerging markets is not a principal investment strategy of the Fund. Accordingly, Registrant respectfully declines to add the requested risk disclosure.

5.

Staff Comment: The “Fund Summary – Minimum Investments” section of each Fund’s Prospectus includes that the Fund reserves the right to change the applicable minimums from time to time. Please add disclosure as to how the Funds will notify shareholders of any changes to this policy.

Registrant’s Response: Comment complied with. The following language has been added to the Fund Summary for each Fund:

“Shareholders will be notified of any changes to the Fund’s investment minimums via a supplement to the Fund’s prospectus.”

6.

Staff Comment: The Meridian Contrarian Fund’s Principal Investment Strategies include that the Fund, “…invests in the stocks of businesses that are out of consensus favor…” (emphasis added). Please clarify how the Fund determines when a business is “out of consensus favor.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 22, 2022

Registrant’s Response: Comment complied with. The relevant sentence in the Fund’s Principal Investment Strategies section has been replaced with the following:

“Under normal circumstances, the Fund invests in the stocks of businesses that are likely to have recently underperformed their peers, or the market due to what the Investment Adviser deems to be temporary operational issues.”

7.	Staff Comment: Please confirm supplementally to the Staff how the word “contrarian” relates to the Meridian Contrarian Fund.

Registrant’s Response: As noted in the Fund’s prospectus, “[t]he Fund invests in the stocks of businesses that are likely to have recently underperformed their peers, or the market due to what the Investment Adviser deems to be temporary operational issues. The Fund then emphasizes stocks which the Investment Adviser believes are undervalued in relation to the business’ (or issuer’s) long-term earnings power or asset value, or the stock market in general. Securities in which the Fund invests may be undervalued because of many factors, including market decline, poor economic conditions, tax loss selling or actual or anticipated unfavorable developments affecting the issuer of the security.”

These themes articulate the heart of contrarian investing—an investment style in which investors purposefully go “against the grain” of prevailing market trends by selling when most others are buying and buying when most investors are selling at that time. The principles behind contrarian investing can be applied to individual stocks, an industry as a whole, or even entire markets.

A contrarian investor enters the market when others are feeling negative about it. The contrarian believes when the value of the target market or stock is below its intrinsic value, that market inefficiency represents an opportunity. The contrarian investor seeks out situations where an abundance of pessimism among other investors may have pushed the price of a security below what the contrarian investor believes it should be, and the contrarian investor will buy that security with the view that the broader sentiment in favor of the security will return and the share price will rebound.

For these reasons Registrant believes the inclusion of “contrarian” in the Fund’s name is appropriate.

8.

Staff Comment: The Principal Investment Strategies of the Meridian Growth Fund, Meridian Contrarian Fund, and Meridian Hedged Equity Fund indicate that the Funds will invest in companies with any market capitalization, but only include a “Small Company Risk” or a “Small and Medium Company Risk” in the Funds’ Principal Investment Risks. Consider also including principal risks related to investing in the stocks of companies of other market capitalizations.

Registrant’s Response: Comment complied with. Registrant has added disclosure regarding large capitalization companies to the Meridian Growth Fund’s and Meridian Contrarian Fund’s Principal Investment Risks and large and medium capitalization companies to the Meridian Hedged Equity Fund’s Principal Investment Risks.

9.

Staff Comment: The Meridian Contrarian Fund’s “Fund Summary – Portfolio Managers” section includes that James England has “assisted with managing the Fund since 2001.” Please clarify how Mr. England has “assisted with managing” the Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

December 22, 2022

Registrant’s Response: Registrant has revised the disclosure in the “Fund Summary – Portfolio Managers” section to state that James England has served as a portfolio manager of the Fund since December 2003.

10.	Staff Comment: Please add reference to the Meridian Hedged Equity Fund’s former name in the Prospectus and Statement of Additional Information (the “SAI”).

Registrant’s Response: Comment complied with. Registrant has added reference to the Fund’s former name to the Prospectus. Registrant notes that the SAI included reference to the Fund’s prior name pursuant to Item 15(b) of Form N-1A, but for clarity additional disclosure has been added to the cover of the Fund’s SAI.

11.	Staff Comment: Please clarify how the inclusion of “hedged” in the Meridian Hedged Equity Fund’s name fits with the Fund’s principal investment strategies.

Registrant’s Response: Comment complied with. The Fund’s Principal Investment Strategies section has been revised to including the following information:

“The Fund often sells exchange traded call options against 40% to 60% of the underlying equity holdings. This hedging strategy seeks to use the option premiums collected, cash flow and income to the Fund, to reduce risk and volatility associated with typical long-only equity investment strategies.”

12.

Staff Comment: Please add to the Small Cap Growth Fund’s Principal Investment Strategies section disclosure regarding how the Fund determines when to sell a security. To the extent not already included, please also add such disclosure to the other Funds’ Principal Investment Strategies.

Registrant’s Response: Comment complied with. The following disclosure has been added to the Meridian Small Cap Growth Fund’s Principal Investment Strategies section:

“The Fund generally sells investments when the Investment Adviser concludes that better investment opportunities exist in other securities, the security is fully valued, or the issuer’s circumstances or the political or economic outlook have changed.”

Registrant notes that the Principal Investment Strategies sections for each other Fund contains disclosure regarding how the Fund determines when to sell a security. Accordingly, Registrant respectfully declines to add the requested disclosure to the other Funds’ Principal Investment Strategies sections.

13.

Staff Comment: Please revise the Meridian Small Cap Growth Fund’s “Fund Summary – Portfolio Manages” section to include the month and year that Chad Meade and Brian Schaub have served as portfolio managers.

Registrant’s Response: Comment complied with.

14.	Staff Comment: The Proxy and Corporate Action Voting policy included in Exhibit B to the Fund’s SAI is as of May 2021. Please confirm that this information is up to date.

U.S. Securities and Exchange Commission

Division of Investment Management

December 22, 2022

Registrant’s Response: Registrant confirms that the Proxy and Corporate Action Voting policy has not been amended since May 2021.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Sincerely,

/s/ David Corkins
David Corkins
President

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP